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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                travelbyus, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                 05366710 10 1
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                                 (CUSIP Number)


                            Aaron A. Grunfeld, Esq.
                       Resch Polster Alpert & Berger LLP
                      10390 Santa Monica Blvd., 4th Floor
                         Los Angeles, California  90025
                                 (310) 277-8300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 18, 2001
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            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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CUSIP No. 053667 10 1
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             1.   Name of Reporting Person.

                  Steven Antebi
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             2.   Check the Appropriate Box if a Member of a Group
                                                                 (a) [  ]
                                                                 (b) [  ]

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             3.   SEC Use Only


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             4.   Source of Funds

                  OO
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             5.   Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)   [ ]

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             6.   Citizenship or Place of Organization

                  United States
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Number of          7.        Sole Voting Power          2,200,000

Shares
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Beneficially       8.        Shared Voting Power

Owned by
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Each               9.        Sole Dispositive Power      2,200,000

Reporting
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Person             10.       Shared Dispositive Power

With
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             11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,200,000 shares
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             12.  Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares        [ ]

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             13.  Percent of Class Represented by Amount in Row (11)
                  Approximately 9.3 % based upon total number of shares shown outstanding on most recent quarterly report

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Item 1. Security and Issuer

This Statement relates to Common Stock, $.01 par value per share, of travelbyus, Inc. (the "Company"), a Texas corporation, which has its principal executive offices at 700 North Pearl Street, Suite 2170, Dallas, Texas 75201.

Item 2. Identity and Background

(a)  Steven Antebi

(b)  345 North Maple Drive, Suite 358
     Beverly Hills, California  90210

(c)  Investor and Consultant, Self Employed

(d) During the last five years, Mr. Antebi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Antebi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States

Item 3. Source and Amount of Funds or Other Consideration

The Company issued 2,200,000 shares of Common Stock to Mr. Antebi as compensation pursuant to a Consulting Agreement dated April 20, 2001 between the Company and Steven Antebi. A copy of that Agreement is attached to this filing as Exhibit A.

Item 4. Purpose of Transaction

Reference is made to Exhibit A. Mr. Antebi received the Common Stock as compensation for services rendered and to be rendered to the Company pursuant to the Consulting Agreement. In accordance with the terms of the Consulting Agreement, the Company issued 2,200,000 shares of its Common Stock to Mr. Antebi on or about May 18, 2001, subject to increase by up to 2,000,000 additional shares upon the occurrence of certain specified events.


Item 5. Interest in Securities of the Issuer

(a) Steven Antebi is the beneficial owner of 2,200,000 shares of the Company's Common Stock, constituting approximately 9.3 % of the outstanding shares in that class.
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(b)  Steven Antebi has sole voting and dispositive power over the 2,200,000 shares.

(c)  Transactions effected during the past sixty days:

2,200,000 shares of Common Stock were issued to Steven Antebi on or about
May 18, 2001, pursuant to a Consulting Agreement dated April 20, 2001 between the Company and Steven Antebi. See Exhibit A.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Exhibit A. Except as otherwise noted, there are no contracts, arrangements, understandings or relationships, legal or otherwise, between or among Mr. Antebi any other person or persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Consulting Agreement dated April 20, 2001 between the Company and Steven Antebi.



                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 24, 2001

/s/ Steven Antebi
________________________
Steven Antebi